January 21, 2008

Wilson K. Lee
Staff Accountant
Division of Corporate Finance
United States Securities & Exchange Commission
100 F Street NE
Washington, D.C.  20549

Dear Mr. Lee,

Laurie Holtz has called you several times and has been unsuccessful in reaching you.  In order not to miss the response deadline, we are presenting the following facts with regard to the 2006 acquisition by China Direct Trading Corporation, now CHDT, of Capstone Industries, Inc.

At the time of negotiations, China Direct Trading Corporation engaged Lester A Gruder, CPA to  forecast the 2006 earnings of Capstone in order to determine a fair price based on an earnings multiple.  His forecast anticipated a pre-tax for 2006 income from operations of $522,119.

In 2004 and 2005, the pre-tax income of Capstone had been $13,095 and $92,536 respectively.  The purchase price of $2,000,000 was essentially a four time multiple of the pre-tax income that was anticipated.  The purchase was consummated in mid September 2006.

At the time of the acquisition, almost all of the assets of Capstone consisted of current assets; Cash, Accounts Receivable, Inventory and Pre-paid Insurance.  There was a small amount of fixed assets (under $20,000).  The assets were recorded at the values on the books of Capstone as were the liabilities.  The difference between net assets and the purchase price was recorded as goodwill.  China Direct Trading Corporation did not retain an appraiser because the assets were current assets and were worth what they were stated for on Capstone’s books.

350 Jim Moran Blvd ▪  Suite 120  ▪  Deerfield Beach, FL ▪  33442  ▪   Phone:  (954) 570-8889  ▪   Fax: (954) 252-3442

With regard to contracts, we have previously described for you our arrangements with customers.  The company did not own any intangible assets at the date of acquisition.  We have discussed this with our auditors, and they are in agreement with our treatment of goodwill.

Please let us know if you have any other questions.  Laurie Holtz can be reached at (305) 377-4228 (office) or (305) 772-3077 (cell).

Respectfully,

___/s/____________________________
Gerry McClinton
COO
CHDT Corporation, Inc.

___/s/____________________________
Laurie S. Holtz
CFO
CHDT Corporation, Inc.

350 Jim Moran Blvd ▪ Suite 120 ▪ Deerfield Beach, FL ▪ 33442 ▪ Phone: (954) 570-8889 ▪ Fax: (954) 252-3442